SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For May 7, 2002


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



                Unit 1106-1110, 11F., Star House 3 Salisbury Road
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                  Form 20-F [X]                 Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                  Yes [ ]                       No [X]

                      BONSO ELECTRONICS INTERNATIONAL INC.

               Information for the Quarter Ended December 31, 2001

                                TABLE OF CONTENTS
       REPORT FOR THE QUARTERLY PERIOD ENDED DECEMBER 31, 2001 ON FORM 6-K


                                                                            Page
                                                                            ----

Shareholder's Letter for the Third Quarter of the
     Fiscal Year Ending March 31, 2002                                         2

Press Release Dated March 11, 2002                                             4

Consolidated Financial Statements                                              7

Consolidated Balance Sheets as of December 31, 2001
     and March 31, 2001                                                        7

Unaudited Consolidated Statements of Income
     for the three Month Period ended December 31, 2000
     and 2001 and the Nine Month period ended
     December 31, 2001 and 2001                                                8

Unaudited Statement of Cash Flows for the year
     Ended December 31, 2000 and 2001                                          9

Management Discussion and Analysis of Financial Condition
     and Results of Operations                                                10

                   LETTER TO SHAREHOLDERS DATED APRIL 15, 2002
                   -------------------------------------------

               [BONSO ELECTRONICS INTERNATIONAL, INC. LETTERHEAD]


                                 April 15, 2002

Dear Shareholders:

With improving support from year-end holiday sales of our Korona household scales brand in Europe, Bonso Electronics recorded a 130 percent increase in revenues for the third fiscal quarter ended December 31, 2001, compared to the same period last year. Returning net income to earlier levels is a more challenging task, but we are diligently striving to balance the cost of growth on consumer electronics manufacturing margins with the impact of an economy in recession. Although earnings are lower than comparable periods last year, we are running slightly ahead of expectations by financial analysts.

Net income for the three months ended December 31, 2001 was $425,000, or $0.08 per share, on revenues of $14.8 million, compared to $752,000, or $0.13 per share, and revenues of $6,417,000 in the third quarter of fiscal 2001. Nine months' net income of $1,502,000, or $0.27 per share, was down from the prior year's total of $2,763,000, or $0.49 per share, while revenues improved 87 percent to $41,219,000.

For the second consecutive year, the Board of Directors voted to issue a cash dividend of 10 cents per share, which was paid to shareholders of record on December 21, 2001. Any future decision as to dividend payments will be based on the wisest use of resources that first provides for our rapid growth needs.

For the twelve months ending 31 December, 2001, our company generated $4,413,000 in net cash from operating activities. Thereby demonstrating that a well run company can generate cash from operations while growing revenues over 100% during the same period.

Bonso's entry into distribution of branded electronic scales is an important step in meeting the challenge of improving overall financial performance. Following the acquisition of Korona-Haushaltswaren GmbH & Company in May 2001, distribution in North America was formally launched in January 2002 at a major housewares trade show in Chicago. Featuring many innovations in technology and design, the Korona USA designer series of bath and kitchen scales consists of 14 basic models with selected color options. Korona USA's new products were well received by chain store merchandisers and specialty retailers.

Bonso's nearly 20 years' experience as a technology developer and manufacturer of precision weighing instruments give it a distinct competitive advantage as a distributor. With engineering and production resources centered in our 500,000 square feet vertically integrated factory in China, we have direct control over lead times, cost and quality. When combined with aggressive marketing activities now under way, management believes it can improve profitability while meeting its growth objectives.

Bonso Electronics is well on its way to another record year of growth internally and through synergistic acquisitions. Our employees and management join me in expressing our appreciation for your loyalty and support as we build a very strong business base for 2002 and beyond.


Best regards,
Bonso Electronics International, Inc.


/S/ Anthony So
--------------
Anthony So
Chairman, President and Chief Executive Officer


U.S. Contact: George O'Leary (949) 760-9611,  (949) 760-9607 FAX
Hong Kong Contact: Cathy Pang (852) 2605 5822,  (852) 2691 1724 FAX













The statements contained in this letter which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financial requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's' filings with the Securities and Exchange Commission.

                       PRESS RELEASE DATED MARCH 11, 2002
                       ----------------------------------

BONSO ELECTRONICS REPORTS STRONG GAINS IN QUARTERLY
AND NINE MONTH REVENUES; DECLINE IN NET INCOME

     HONG KONG, March 11, 2002- Bonso Electronics International Inc. (Nasdaq:
BNSO) today reported results for the third quarter, ended December 31, 2001.

     Quarterly revenues jumped 130 percent to $14,790,000 over last year's $6,417,000. Income from operations for the quarter ended December 31, 2001, was $713,000, a decrease of 5 percent compared to income from operations of $747,000 for the comparable period in the prior fiscal year.

     Revenues for the nine months ended December 31, 2001 increased 87 percent to $41,219,000 over $22,019,000 from the comparable period in the prior year. Income from operations for the nine months ended December 31, 2001 was $2,242,000, a decrease of 20 percent compared to income from operations of $2,809,000, for the comparable period in the prior fiscal year.

     Net income for the nine months ended December 31, 2001 was $1,502,000, or $0.27 per share, compared to $2,763,000, or $0.50 for the comparable period in the prior fiscal year. For the three months ended December 31, 2001, net income of $425,000 or $0.08 per share, compares to $752,000, or $0.14 per share for the comparable period in the prior fiscal year.

     "I am pleased to report that sales for the third quarter are running well. The earnings are lower than comparable periods in the prior fiscal year due to downward pressure on margins of our products and the effect of economic uncertainties in the worldwide market. Improving our margins and returning net income to earlier levels is a more challenging task, but we are diligently striving to balance the cost of growth with the impact of an economy in recession on consumer electronics manufacturing margins." stated by Mr. Anthony So, Bonso Chairman, CEO and President

     In a move to leverage the acquisition of Germany-based Korona GmbH, as well as Bonso's nearly two decades of experience in technology development and manufacturing of precision weighing instruments, the Company formally launched distribution last month of bath and kitchen products in North America at the Housewares Show in Chicago. Korona USA initiated sales activities in the US during the fourth calendar quarter of 2001.

     Aggressive marketing of branded products is one of the ways we are striving to balance the cost of growth with improvements in profitability, according to Mr. So , Bonso Chairman, CEO and President.

About Bonso Electronics

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. With the May 2001 acquisition of Korona Haushaltawaren, GmbH, a distributor of household scales in Europe, Bonso is embarking on its first consumer marketing venture in Europe and the U.S. under the Korona brand. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

UNAUDITED FINANCIAL SUMMARY
                                             9 months ending  9 months ending
                                               31 Dec 2001      31 Dec 2000
                                               -----------      -----------
Revenues ($M)                                     41.219           22.019
Gross Profit ($M)                                  8.990            6.638
Income from operations ($M)                        2.242            2.809
Net Income ($M)                                    1.502            2.763
EPS ($)                                            0.27             0.50
Weighted Avg. Shares Outstanding (M)               5.540            5.511

                                                 3 months         3 months
                                                 --------         --------
Sales ($M)                                        14.790            6.417
Gross Profit ($M)                                  3.112            2.002
Income from operations ($M)                        0.713            0.747
Net Income ($M)                                    0.425            0.752
EPS ($)                                            0.08             0.14
Weighted Avg. Shares Outstanding (M)               5.540            5.510

                      BONSO ELECTRONICS INTERNATIONAL INC.
                           CONSOLIDATED BALANCE SHEET
                                (In U.S. Dollars)

                                                     December 31      March 31
                                                         2001           2001
                                                     -----------    -----------
                                                     (unaudited)      (audited)
Assets

Current assets
 Cash and cash equivalents                             3,957,118      5,322,397
 Restricted cash deposits                              4,021,014      2,873,898
 Trade receivables, net                                9,342,811      3,518,943
 Inventories, net                                      7,025,215      5,310,889
 Notes receivable                                        149,405      1,086,949
 Deferred income tax assets - current                     10,190         10,190
 Other receivables, deposits and prepayments             731,313        619,858
                                                     -----------    -----------
 Total current assets                                 25,237,066     18,743,124
                                                     -----------    -----------

Deposits                                                    --           70,511

Deferred income tax assets - non current                  87,245         87,245

Property, plant and equipment                         19,103,915     18,595,790

Goodwill                                               2,519,122           --
                                                     -----------    -----------
 Total assets                                         46,947,348     37,496,670
                                                     -----------    -----------

Liabilities and shareholders' equity

Current liabilities
 Notes payable                                         5,121,747      3,234,897
 Accounts payable                                      3,202,917      3,435,626
 Accrued charges and deposits                          3,095,885      1,029,967
 Income taxes payable                                     59,815         95,694
 Short-term loans                                      3,428,632      1,086,949
 Current portion of long-term debt and capital
   lease obligations                                     825,710        537,029
                                                     -----------    -----------
 Total current liabilities                            15,734,706      9,420,162
                                                     -----------    -----------
Long-term debt and capital lease obligations, net
   of current maturities                                 289,185        403,890

Redeemable common stock
      -par value $0.003 per share
      issued and outstanding shares:
March 31, 2001
      -December 31,2001 -180,726                         903,630           --

Shareholders' equity

 Common stock par value $0.003 per share
  - authorized shares - 23,333,334                          --             --
  - issued and outstanding shares                         16,756         16,484
 Additional paid-in capital                           21,973,785     21,854,160
 Capital Reserves                                           --             --
 Deferred consultancy fee                               (508,560)      (762,840)
 Retained earnings                                     8,430,366      6,927,842
 Accumulated other comprehensive income                  112,914        235,972
 Common stock held in treasury, at cost                   (5,434)      (599,000)
                                                     -----------    -----------
                                                      30,019,827     27,672,618
                                                     -----------    -----------

Total liabilities and shareholders' equity            46,947,348     37,496,670
                                                     -----------    -----------


                              BONSO ELECTRONICS INTERNATIONAL INC.
                                  CONSOLIDATED INCOME STATEMENT
                                 (In Thousands of U.S. Dollars)
                                            Unaudited

                                       Three months ended December 31   Nine months ended December 31
                                       ------------------------------   -----------------------------
                                            2001          2000               2001          2000
                                         ----------    ----------         ----------    ----------
Net sales                                    14,790         6,417             41,219        22,019
Cost of sales                               (11,678)       (4,415)           (32,229)      (15,381)
                                         ----------    ----------         ----------    ----------
Gross margin                                  3,112         2,002              8,990         6,638

Selling expenses                              1,062            74              2,380           287
Salaries and related costs                      737           604              2,418         1,774
Research and development expenses                24            50                158           128
Administration and general expenses             576           527              1,792         1,640
                                         ----------    ----------         ----------    ----------
Income from operations                          713           747              2,242         2,809
Other income                                     78           189                360           493
Foreign exchange gains/(losses)                 (13)          (19)               (36)           (5)
Interest expenses                              (187)         (105)              (682)         (327)
Consultancy fee                                 (65)         --                 (255)         --
                                         ----------    ----------         ----------    ----------
Income before income taxes                      526           812              1,629         2,970
Income tax benefit/(expense)                   (101)          (60)              (127)         (207)
                                         ----------    ----------         ----------    ----------
Net income                                      425           752              1,502         2,763
                                         ----------    ----------         ----------    ----------
Earnings per share
 Basic                                         0.08          0.14               0.27          0.50

 Diluted                                       0.08          0.13               0.27          0.49

Weighted average shares Outstanding       5,539,815     5,510,865          5,539,815     5,510,865
Incremental shares from assumed
Exercise of warrants and Stock options         --         118,037               --         118,037
Adjusted weighted average shares          5,539,815     5,628,902          5,539,805     5,628,902


                                                8

                      BONSO ELECTRONICS INTERNATIONAL INC.
                             STATEMENT OF CASH FLOWS
                         (In Thousands of U.S. Dollars)
                                    Unaudited
                    For the period ended 31st December 2001
                                   (in US$'s)


                                                               Dec-01    Dec-00
                                                                US$'s     US$'s
                                                               (000's)   (000's)
                                                               -------   -------

Cash flows from operating activities
    Net income                                                  1,502     2,763
    Adjustments to reconcile net income to net cash
    provided by operating activities                            2,765     1,082
    Changes in assets and liabilities                             146      (497)
                                                               ------    ------
     Net cash provided by operating activities                  4,413     3,348
                                                               ------    ------

Cash flows from investing activities
     Restricted cash  deposits                                 (1,147)     (145)
     Acquisition of Fixed Assets                               (1,246)   (4,277)
       Acquisition of subsidiary                               (2,730)     --
                                                               ------    ------
     Net cash used in investing activities                     (5,123)   (4,422)
                                                               ------    ------

Cash flows from financing activities
     Issue of shares on exercise of warrants & options            817       400
     Repurchase of common stock                                   (98)     (601)
     Net (repayment) / advance under banking facilities          (926)     (622)
     Net (Repayment) / advance under L-T debt                      23       488
     Capital lease payments                                      (471)     (888)
                                                               ------    ------
     Net cash used in financing activities                       (655)   (1,223)
                                                               ------    ------

     Net (decrease) / increase in cash & cash equivalents      (1,365)   (2,297)
     Cash & cash equivalents, beginning of period               5,322     7,959
                                                               ------    ------
     Cash & cash equivalents, end of period                     3,957     5,662
                                                               ======    ======


Supplementat disclosure
     Interest paid, net of amounts capitalized                   (496)     (222)
     Income tax (paid) / refund                                   (61)      164

                     Management Discussion and Analysis of
                 Financial Condition and Results of Operations
                 ---------------------------------------------

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the accompanying unaudited consolidated financial statements. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2001.

     1. Sales. The Company's sales increased 87% from approximately $22,019,000 for the period ended December 31, 2000, to approximately $41,219,000 for the period ended December 31, 2001, primarily as a result of the contribution from our newly acquired subsidiary Korona and more sales of telecom & scale products. Korona brought in approximately $11,117,000 of sales representing 27% of total sales of the group.

     2. Cost of Sales. The 110% increase in cost of sales ("COS") is higher than our sales increase, since COS for telecom products and Korona scales are higher than other scales manufactured by Bonso. Also, the Company is facing the pressure of lower margins from existing scales customers as a result of the world economic slowdown.

     3. Gross Margins. Gross margins decreased from 30% to 22% primarily due to increased sales of lower margin telecom products and products by Korona.

     4. Selling Expenses. Selling expenses increased from $287,000 to $2,380,000 as a result of the addition of Korona's selling expenses, which amounted to approximately $1,990,000 from May 2001 to December 31, 2001.

     5. Salaries. The 36% increase in Salaries is mainly attributable to inclusion of Korona's salaries of $699,000. Excluding the effect from Korona, there was a decrease in salaries of approximately 3% as a result of successful down sizing of administrative staff in the PRC during the third quarter.

     6. Research and Development. Research and development expenses increased by 23%. This increase was primarily attributable to increased research and development activities for new products, and testing fees incurred for new products.

     7. Administration and General Expenses. Administration and general expenses increased by 9% including $251,000 from Korona. Ignoring Korona, the Administration and general expenses actually decreased 6% primarily as a result of the implementation of tighter controls of administrative expenses despite our increase in sales.

     8. Income from Operations. As a result of the above changes, income from operations decreased by 20% from approximately $2,809,000 for the period ended December 31, 2000 to approximately $2,242,000 for the period ended December 31, 2001.

     9. Other Income. There was a 27% decrease in Other Income. The reduction was mainly due to a decrease in bank interest income and sales of scrap.

     10. Foreign Exchange Losses/Gains. Foreign exchange rates suffered a loss of approximately $5,000 for the period ended December 31, 2000 and a loss of approximately $36,000 for the period ended December 31, 2001. This difference was primarily attributable to the increased strength of the RMB against the U.S. dollar.

     11. Interest Expenses. Interest expenses increased 109% from approximately $327,000 in the period ended December 31, 2000 to approximately $682,000 for the period ended December 31, 2001. Korona contributed 10% of this increase, with the other portion of the increase resulting from the Company's increased use of its banking facilities to support the growth in sales.

     12. Consultancy Fee. The Company has entered into an agreement with a third party to provide consulting/advisory services relating to the Company's capital structure and fund-raising activities. The agreement provided for the issuance by the Company to the third party of non-callable warrants to purchase 250,000 shares of the Company's common stock. The fair value of the warrants on the date of issue was US$1,144,260, based upon the calculation required under FAS 123 to value warrants issued to consultants, and was recognized as consultancy fee in the Consolidated Statements of Comprehensive Income for professional services rendered. The period of service is from July 2000 to January 2003 and a consultancy fee of approximately $255,000 was incurred for the period ended December 31, 2001, relating to warrants that were issued to the consultant.

     13. Net Income. As a net result of the above changes, Net income decreased from the period ended December 31, 2000 compared to the period ended December 31, 2001 by approximately $1,260,000, a fall of 46%.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL INC.
                                         (Registrant)



Date: May 7, 2002                        By: /s/  Henry F. Schlueter
      -----------                        ---------------------------------------
                                         Henry F. Schlueter, Assistant Secretary






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